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             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                          --------
                          FORM 8-A

      FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
           PURSUANT TO SECTION 12(b) OR (g) OF THE
               SECURITIES EXCHANGE ACT OF 1934

                 FAMILY BARGAIN CORPORATION
-----------------------------------------------------------

   (Exact name of registrant as specified in its charter)


       Delaware                             51-0299573
-----------------------------------      ----------------
(State of incorporation or               (I.R.S. Employer
    organization)                       Identification No.)


     315 East 62nd Street
      New York, New York                      10021
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(Address of principal executive offices)    (Zip Code)

Securities to be registered pursuant to Section 12(b) of the
Act:

Title of each class             Name of each exchange
to be so registered             on which each class
-------------------             is to be registered
                                -------------------

None

Securities to be registered pursuant to Section 12(g) of the
Act:

               Preferred Stock Purchase Rights
------------------------------------------------------------
                      (Title of Class)


                     Page 1 of 79 Pages
                   Exhibit Index on Page 9

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Item 1.   Description of Securities to be Registered.

          On November 27, 1995, the Board of Directors of Family Bargain Corporation, a Delaware corporation (the "Corporation"), declared a dividend distribution of one preferred share purchase right (a "Right") for each outstanding share of Common Stock, par value $.01 per share (the "Common Shares"), of the Corporation. The dividend is payable to the stockholders of record as of 5:00 P.M., Eastern Standard Time, on December 8, 1995 (the "Record Date"), and with respect to Common Shares issued thereafter until the Distribution Date (as defined below) and, in certain circumstances, with respect to Common Shares issued after the Distribution Date. Except as set forth below, each Right, when it becomes exercisable, entitles the registered holder to purchase from the Corporation one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Shares") at a price of $9.00 per one one-thousandth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement, dated as of November 27, 1995 (the "Rights Agreement"), between the Corporation and Corporate Stock Transfer, Inc. (the "Rights Agent").

          Initially, the Rights will be attached to all certificates representing Common Shares then outstanding, and no separate Right Certificates (as hereinafter defined) will be distributed. The Rights will separate from the Common Shares on the earliest to occur of (i) the first date of public announcement that a person or "group" (other than a Grandfathered Person, as hereinafter defined) has acquired beneficial ownership of 15% or more of the outstanding Common Shares (except pursuant to a Permitted Offer, as hereinafter defined); or (ii) 10 business days (or such later date as the Board may determine) following the commencement of, or announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person (as hereinafter defined) (the earliest of such dates being called the "Distribution Date"). A person or group whose acquisition of Common Shares causes a Distribution Date pursuant to clause (i) above is an "Acquiring Person." The first date of public announcement that a person or group has become an Acquiring Person is the "Shares Acquisition Date." "Disinterested Directors" are directors who are not officers of the Corporation and who are not Acquiring Persons or their affiliates, associates or representatives of any of them, or any Person who directly or indirectly proposed or nominated as a director of the Corporation by a Transaction Person (as defined below).

          Notwithstanding the foregoing, an Acquiring Person does not include the following persons ("Grandfathered Persons"): (i) Joseph Eiger and Benson A. Selzer; (ii) any current spouse of any Person described in clause (i); (iii) any brother or sister of any Person described in clause (i); (iv) any children, whether now living or hereafter born, of any Person described in clauses (i) and (iii); (v) any estate of, or the executor or

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administrator of any estate of, or any guardian or custodian for, any Person described in clauses (i), (ii), (iii) or
(iv) (so long as such executor, administrator, guardian or custodian is acting in his or her capacity as such); (vi) any legal advisor of any Person described in clauses (i), (ii), (iii), (iv), (v), (vii), (viii) or (ix) who is given a revocable proxy of such Person with respect to shares of which such Person is the Beneficial Owner or who is an attorney-in-fact or agent of such Person; (vii) any corporation or general or limited partnership (whether now existing or hereafter formed) of which no less than 80% of the outstanding voting or partnership interests, respectively, are beneficially owned, directly or indirectly, by one or more of the Persons referred to in clauses (i), (ii), (iii), (iv) and
(v); (viii) any trust of which one or more of the Persons referred to in clauses (i), (ii), (iii), (iv) or (v) is the Beneficial Owner, directly or indirectly, of substantially all of the beneficial interests therein; or (ix) any Person (not otherwise referred to in this paragraph) who is a trustee or co-trustee of a trust referred to in clause (viii) (so long as such trustee or co-trustee is acting in his or her capacity as such); provided, however, that any Person referred to in clauses (i) through (ix) shall cease to be a Grandfathered Person, when such Person, together with all Affiliates and Associates of such Person, becomes the Beneficial Owner of 50% or more of the then outstanding Common Stock.

          The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights) new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date (and to each initial record holder of certain Common Shares issued after the Distribution Date), and such separate Right Certificates alone will evidence the Rights.

          The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M., New York
City time, on November 27, 2000, unless earlier redeemed by the Corporation as described below.

          In the event that any person becomes an Acquiring
Person (except pursuant to a Permitted Offer as defined below), each holder of a Right will have (subject to the terms of the Rights Agreement) the right (the "Flip-In
Right") to receive upon exercise the number of Common
Shares, or, in the discretion of the Board of Directors, of one one-thousandth of a Preferred Share (or, in certain circumstances, other securities of the

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Corporation) having a value (immediately prior to such
triggering event) equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of the event described above, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or any affiliate or associate thereof will be null and void. A "Permitted Offer" is a tender or exchange offer for all outstanding Common Shares which is at a price and on terms determined, prior to the purchase of shares under such tender or exchange offer, by a Majority of Disinterested Directors to be adequate (taking into account all factors that such Disinterested Directors deem relevant) and otherwise in the best interests of the Corporation, its stockholders and its other relevant constituencies (other than the person or any affiliate or associate thereof on whose basis the offer is being made) taking into account all factors that such directors may deem relevant.

          In the event that, at any time following the Shares Acquisition Date, (i) the Corporation is acquired in a merger or other business combination transaction in which the holders of all of the outstanding Common Shares immediately prior to the consummation of the transaction are not the holders of all of the surviving corporation's voting power, or (ii) more than 50% of the Corporation's assets or earning power is sold or transferred, in either case with or to an Acquiring Person or any affiliate or associate or any other person in which such Acquiring Person, affiliate or associate has an interest or any person acting on behalf of or in concert with such Acquiring Person, affiliate or associate, or, if in such transaction all holders of Common Shares are not treated alike, any other person, then each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right (the "Flip-Over Right") to receive, upon exercise, common shares of the acquiring company having a value equal to two times the exercise price of the Right.

          The Purchase Price payable, and the number of one-thousandths of a Preferred Share or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

          The Purchase Price is also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

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          With certain exceptions, no adjustment in the
Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional one-thousandths of a Preferred Share will be issued and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day price to the date of exercise.

          Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but, if greater, will be entitled to an aggregate dividend per share of 1000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $1.00 per share; thereafter, and after the holders of the Common Shares receive a liquidation payment of $0.001 per share, the holders of the Preferred Shares and the holders of the Common Shares will share the remaining assets in the ratio of one thousand to 1 (as adjusted) for each Preferred Share and Common Share so held, respectively. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive one thousand times the amount received per Common Share. These rights are protected by customary antidilution provisions. In the event that the amount of accrued and unpaid dividends on the Preferred Shares is equivalent to at least six full quarterly dividends, the holders of the Preferred Shares shall have the right, voting as a class, to elect two directors in addition to the directors elected by the holders of the Common Shares until all cumulative dividends on the Preferred Shares have been paid through the last quarterly dividend payment date or until non-cumulative dividends have been paid regularly for at least one year.

          At any time prior to the earlier to occur of (i) a person becoming an Acquiring Person or (ii) the expiration of the Rights, the Corporation may redeem the rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"), which redemption shall be effective upon the action of the Board of Directors. Additionally, the Corporation may redeem the then outstanding Rights in whole but not in part, at the Redemption Price after the triggering of the Flip-in Right and before the expiration of any period during which the Flip-in Right may be exercised in connection with a merger or other business combination transaction or series of transactions involving the Corporation in which all holders of Common Shares are treated alike but not involving a Transaction Person (as defined below). Upon the effective date of the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

In the event that a majority of the Board of Directors of the Corporation serving following a meeting of stockholders or stockholder action by written consent are not nominated by the Board of Directors serving immediately prior to such meeting or

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action, then for 365 days following such meeting or action
the Rights may not be redeemed if such redemption is reasonably likely to facilitate a combination or sale of assets or earning power (a "Transaction") with an Acquiring Person or affiliate or associate thereof who has directly or indirectly proposed or nominated a member of the Board who is in office at the time the Transaction is being considered (a "Transaction Person"). The Rights may not be redeemed thereafter if during such 365 day period the Corporation enters into any agreement reasonably likely to facilitate a Transaction with a Transaction Person and the redemption is reasonably likely to facilitate a Transaction with a Transaction Person.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Corporation, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders of the Corporation, stockholders may, depending upon the circumstances, recognize taxable income should the Rights become exercisable or upon the occurrence of certain events thereafter.

          The Rights have certain anti-takeover effects.
The Rights will cause substantial dilution to a person or group that attempts to acquire the Corporation without conditioning the offer on (i) the Rights being redeemed,
(ii) a substantial number of Rights being acquired or
(iii) the offer being deemed a "Permitted Offer" under the Rights Agreement. However, the Rights should not interfere with any merger or other business combination in connection with a Permitted Offer or that is approved by the Corporation because the Rights are redeemable under certain circumstances.

          Attached hereto as Exhibit 1 and incorporated herein by reference are a copy of the Rights Agreement, dated as of November 27, 1995, between the Corporation and, as Rights Agent, specifying the terms of the Rights, and the exhibits thereto, as follows: Exhibit A -- Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of Family Bargain Corporation; Exhibit B -- Form of Right Certificate; and Exhibit C -- Summary of Rights to Purchase Preferred Shares. The foregoing description of the Rights is qualified by reference to the Rights Agreement and the exhibits thereto.

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Item 2.   Exhibits.

          1.   Rights Agreement, dated as of
               November 27, 1995, between Family
               Bargain Corporation and Corporate
               Stock Transfer, Inc., as Rights
               Agent, which includes, as Exhibit A
               thereto, the Certificate of
               Designation, Preferences and Rights
               of Series A Junior Participating
               Preferred Stock of Family Bargain
               Corporation, as Exhibit B thereto,
               the Form of Right Certificate, and
               as Exhibit C thereto, the Summary
               of Rights to Purchase Preferred
               Shares.  Pursuant to the Rights
               Agreement, Right Certificates will
               not be mailed until after a Shares
               Acquisition Date (as defined in the
               Rights Agreement) or ten days after
               a person commences or announces its
               intention to commence an offer if,
               upon consummation thereof, such
               person would become an Acquiring
               Person (as defined in the Rights
               Agreement).

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                          SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                   FAMILY BARGAIN
                                   CORPORATION


                                   By:
                                   Name: John A. Selzer
                                   Title:Chief Executive
                                         Officer


Dated:  November 27, 1995

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                        EXHIBIT INDEX


 Exhibit                Description                  Page

    1     Rights Agreement, dated as of               10
          November 27, 1995, between Family
          Bargain Corporation and Corporate Stock
          Transfer, Inc., as Rights Agent, which
          includes, as Exhibit A thereto, the
          Certificate of Designation, Preferences
          and Rights of Series A Junior
          Participating Preferred Stock of Family
          Bargain Corporation, as Exhibit B
          thereto, the Form of Right Certificate,
          and as Exhibit C thereto, the Summary of Rights to Purchase Preferred Shares.
          Pursuant to the Rights Agreement, Right
          Certificates will not be mailed until
          after a Shares Acquisition Date (as
          defined in the Rights Agreement) or ten
          days after a person commences or
          announces its intention to commence an
          offer if, upon consummation thereof,
          such person would become an Acquiring
          Person (as defined in the Rights
          Agreement).

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                          EXHIBIT 1


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